SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: October 22, 2008
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

NAVIOS MARITIME PARTNERS L.P.
FORM 6-K/A

Page

Operating and Financial Review and Prospects	1
Financial Statements Index	F-1

This Amendment No. 1 on Form 6-K/A is being filed with respect to the financial condition and results of operations for the three and nine month periods ended September 30, 2007 and 2008, amending and restating the previously filed Form 6-K dated October 22, 2008 and filed on October 23, 2008 and is being filed with respect to providing more elaborative disclosures concerning such results.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following is a discussion of the financial condition and results of operations for the three month and nine month periods ended September 30, 2007 and 2008 of Navios Maritime Partners L.P. (“Navios Partners”). All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2007 annual report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.
Overview
     Navios Partners is an international owner and operator of Capesize and Panamax vessels, formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc. (NYSE: NM) (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest. Navios Partner completed its IPO on November 16, 2007.
     Prior to the closing of the IPO, Navios Holdings contributed to Navios Partners all of the outstanding shares of the capital stock of one vessel-owning subsidiary in exchange for 4,195,000 subordinated units.
     In connection with the IPO, Navios Partners acquired interests in five wholly-owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier, as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels in exchange for (a) all of the net estimated proceeds of $193.3 million from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Navios Partners’ Chairman and CEO, (b) $160.0 million drawn under a credit facility entered into in connection with our IPO, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Initially, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     After the issuance on July 1, 2008 of 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and the issuance of additional general partnership units, there are currently outstanding: 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partnership units. As of September 30, 2008, Navios Holdings owned a 51.6% interest in Navios Partners, including the 2% general partner interest.
     On November 15, 2007, Navios Partners entered into a revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. Of the total drawn down amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The remaining $5.0 million balance of the drawn amount was used as working capital.
     On June 25, 2008, this credit facility was amended, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing Navios Aurora I, thereby increasing the total facility to $295.0 million.
     On May 2, 2008 Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks and an additional $35.0 million to finance the acquisition of the vessels Navios Aurora I on July 1, 2008. Navios Partners may borrow an additional $60.0 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery which is expected to occur in June 2009. Amounts that can be borrowed under the facility will be reduced by $60.0 million if Navios TBN I is not delivered.
     In January 2009 Navios Partners agreed to amend the terms of its existing credit facility. The amendment will be effective until January 15, 2010 and will provide for (a) repayment of $40.0 million in February 2009, (b) cash reserves into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) margin at 2.25% . Further, the covenants will be amended (a) by reducing the minimum net worth to $100.0 million, (b) by reducing the VMC (Value Maintenance Covenant) to be below 100% using charter free values and (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009, while a new VMC is introduced based on charter attached valuations that should be at 143%. The new revised covenants will be applied for 2008 year-end compliance purposes. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.
     In January 2009 Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $30.5 million to be received in the first quarter of 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration.
Fleet
     Our fleet consists of eight modern, active Panamax vessels one modern Capesize vessel and one newbuild Capesize vessel, Navios TBN I, that we have agreed to purchase from Navios Holdings when it is delivered, which is expected to occur in June 2009. Assuming delivery of Navios TBN I in June 2009, our fleet of high-quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We may from time to time purchase additional vessels, including vessels from Navios Holdings.
     All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.
     The following table provides summary information about our fleet:

				Original Charter
				Expiration Date/	Original Charter
				New Charter	Out Rate/ New
			Capacity	Expiration Date	Charter Out Rate
Owned Vessels	Type	Built	(DWT)	(1)	per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	April 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				March 2014	$36,290
Navios Aurora I (3)	Panamax	2005	75,397	September 2013	(3)
				April 2009	3,000
				April 2010	11,000
				September 2013	17,000

Owned Vessels to be delivered

Navios TBN I (4)	Capesize	Expected delivery June 2009	180,000	June 2014	$47,400

Long term Chartered-in Vessels

Navios Prosperity (5)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (6)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	In January 2009 Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $30.5 million to be received in the first quarter of 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration.

(4)	We have agreed to purchase Navios TBN I, upon its expected delivery in June 2009, from Navios Holdings for $130.0 million, which we expect to fund primarily through borrowings under our existing credit facility and the issuance of additional common units at such time.

(5)	Navios Prosperity is chartered-in until July 2014 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($42.1 million based upon the exchange rate at December 31, 2008), declining pro rata by 145 million Japanese Yen ($1.60 million based upon the exchange rate at December 31, 2008) per calendar year.

(6)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($40.0 million based upon the exchange rate at December 31, 2008) declining pro rata by 150 million Japanese Yen ($1.65 million based upon the exchange rate at December 31, 2008) per calendar year.
          Additionally, we have the option to acquire a newbuild Capesize vessel, Navios TBN II, from Navios Holdings upon delivery of such vessel to Navios Holdings which is expected to occur in October 2009.
Our Charters
     We generate revenues by charging our customers for the use of our vessels to transport their drybulk commodities. All of the vessels in our fleet are chartered out under time charters, which range in length from three to five years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.
     For the nine month period ended September 30, 2008, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha, and Augustea Imprese Maritime accounted for approximately 24.2%, 23.4%, 16.2%, 12.4% and 10.2% respectively, of total revenues. For the year ended December 31, 2007, Cargill International S.A., Sanko Steamship Co., Mitsui O.S.K. Lines, Ltd., Augustea Imprese Maritime and Daiichi Chuo Kisen Kaisha accounted for approximately 30.2%, 22.0%, 17.7%, 13.9% and 9.4% respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement (which provides for a fixed management fee through November 16, 2009) will provide us with a strong base of stable cash flows.
     Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition.
     Upon delivery of Navios TBN I in June 2009, Navios Partners will charter nine vessels to seven different customers. Navios Partners could lose a customer or the benefits of a charter if:
•	the customer fails to make charter payments because of its financial inability, disagreements with Navios Partners or otherwise;

•	the customer exercises certain rights to terminate the charter the vessel;

•	the customer terminates the charter because Navios Partners fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or Navios Partners defaults under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents Navios Partners from performing services for that customer.
     If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable that the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises any right to purchase a vessel to the extent we have granted any such rights, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.
     Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.
Vessel Operations
     Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.
     Under the management agreement we entered into with Navios ShipManagement, Navios ShipManagement bears our entire vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, Navios ShipManagement is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is until November 2012, and we pay Navios ShipManagement a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary costs. Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of Navios ShipManagement;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of Navios ShipManagement, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or Navios ShipManagement due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and Navios ShipManagement as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.
     Payment of any extraordinary fees or expenses to Navios ShipManagement could significantly increase our vessel operating expenses and impact our results of operations.
     During the remaining three years of the term of the management agreement, we expect that we will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.
Administrative Services
     Under the administrative services agreement we entered into with Navios ShipManagement, we reimburse Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement within 15 days after Navios ShipManagement submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Under this agreement which has an initial term until November 2012, Navios ShipManagement provides significant administrative, financial and other support services to us.
Trends and Factors Affecting Our Future Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:
•	the continuing strong demand for seaborne transportation services;

•	the successful implementation of our fleet expansion strategy, including taking delivery of Navios TBN I and Navios TBN II on or about their scheduled delivery dates and the terms of the financing thereof;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.
     In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:
•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.
Results of Operations
Overview
     Navios Partners historical results of operations and cash flows prior to the IPO on November 16, 2007 are not indicative of results of operations and cash flows from periods subsequent to the IPO, principally for the following reasons:
•	Different Fleet Size. Historical results of operations for 2007 reflect the results of operations of seven vessels. Following the delivery of Navios Aldebaran on March 17th, 2008 and Navios TBN I, which is scheduled to be delivered in June 2009, the size of our fleet will increase to nine vessels. We also have an option to purchase Navios TBN II in October 2009.

•	Different Structure of Operating and General and Administrative Expenses. Navios Partners historical operating expenses represented actual costs incurred by the vessel-owning subsidiaries and Navios ShipManagement in the operation of the vessels. Pursuant to the management agreement that Navios Partners entered into with Navios ShipManagement upon the closing of the IPO, the daily operating expense rate is $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel and is fixed through November 16, 2009. During the remaining three years of the term of the management agreement, Navios Partners expects that the Company will reimburse Navios ShipManagement for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Under the administrative services agreement that we entered into with Navios ShipManagement upon the closing of the IPO, Navios ShipManagement provides significant administrative, financial and other support services to us. Navios Partners reimburses Navios ShipManagement for reasonable costs and expenses incurred in connection with the provision of the services under this agreement, including certain general and administrative expenses that we incur as a publicly traded limited partnership that we did not previously incur prior to the IPO.

•	Different Financing Arrangements. Navios Partners historical financing and derivative arrangements prior to the IPO are not representative of the arrangements Navios Partners entered into to finance the acquisition of its initial fleet from Navios Holdings in connection with the closing of the IPO. For example, Navios Partners entered into a new credit facility in connection with the IPO. In addition, Navios Partners does not expect to enter into forward freight arrangements in the future.
     The financial condition and the results of operations presented for the three month and nine month periods ended September 30, 2007 and 2008 of Navios Partners being discussed below include the following entities and chartered-in vessels:

Statement of income
Company name	Vessel name	Country of incorporation	2007	2008
Libra Shipping Enterprises Inc.	Navios Libra II	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 9/30	1/1 — 9/30
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	6/19-9/30	1/1 — 9/30

Statement of income
Company name	Vessel name	Country of incorporation	2007	2008
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	—	1/1 — 9/30
Aurora Shipping Enterprises Ltd.	Navios Aurora I	Marshall Is.	—	7/1 — 9/30
Chartered-in vessel	Fantastiks	—	2/2 — 9/30	—
Aldebaran Shipping Corporation (*)	Navios Aldebaran	Marshall Is.	—	3/17 — 9/30
Navios Maritime Partners L.P	N/A	Marshall Is	—	1/1 — 9/30
Navios Maritime Operating LLC	N/A	Marshall Is	—	1/1 — 9/30

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks, which was renamed to Navios Fantastiks on May 2, 2008.
     Our historical results of operations and cash flows presented herein are not indicative of the results of operations or cash flows to be expected from any future period. Because these vessels were operated as part of Navios Holdings during the historical periods prior to the IPO, the vessels were operated in a different manner than they are after the IPO. For example, operating expenses during the periods presented prior to the IPO represented actual costs incurred in operating the vessels, whereas we pay a fixed management fee to our vessel manager that covers our vessel operating expenses until November 16, 2009. In addition, the financing arrangements with respect to our vessels in place prior to the IPO are not representative of the financing arrangements we entered into in connection with the IPO.
Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007
     The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2008 and 2007. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Three Month Period Ended	Three Month Period Ended
	September 30,	September 30,
	2007	2008
	(unaudited)	(unaudited)
Time charter and voyage revenue	$14,116	$21,272
Time charter and voyage expenses	(2,846)	(2,797)
Direct vessel expenses	(1,586)	(144)
Management fees	—	(2,668)
General and administrative expenses	(366)	(1,217)
Depreciation and amortization	(2,365)	(3,277)
Interest expense and finance cost, net	(1,203)	(2,287)
Interest income	—	75
Other income	146	—
Other expense	(30)	(9)

Income before income taxes	5,866	8,948
Deferred income tax	—	—

Net income	$5,866	$8,948

     Time Charter and Voyage Revenues. Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $21.3 million for the three months ended September 30, 2008 compared to $14.1 million for the same period ended 2007. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisitions of Fantastiks (as part of the acquisition of Kleimar by Navios Holding) on February 2, 2007, of M/V Navios Aldebaran on March 17, 2008 and of Navios Aurora I on July 1, 2008.
     Time Charter and Voyage Expenses. Time charter and voyage expenses amounted to $2.8 million for the three months ended September 30, 2008 and 2007. The increase in time charter and voyage expenses, which was mainly attributable to the acquisition of M/V Navios Aldebaran on March 17, 2008 was equally mitigated by a decrease resulted from the acquisition of Navios Fantastiks from Navios Holdings into the owned fleet on May 2, 2008, from chartered in vessel.
     Direct Vessel Expenses. Direct vessel expenses represent the vessels’ operating expenses. For the three months ended September 30, 2008, direct vessel expenses amounted to $0.1 million and consisted of the amortization expense of drydock and special survey whereas the vessels’ operating expenses for the period after the IPO on November 16, 2007 are managed by Navios Shipmanagement, Inc. (the “Manager”) for a fixed fee. For the three months ended September 30, 2007 direct vessel expenses amounted to $1.6 million and were comprised of crewing and related costs, stores, provisions, lubricants and chemicals, insurance, spares, repairs, maintenance and other related expenses.
     Management Fees. Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners concurrent with the closing of the IPO, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. As such, total management fees for the three month periods ended September 30, 2008 and 2007 were $2.7 million and $0, respectively.
     General and Administrative expenses. Total general and administrative fees for the three months ended September 30, 2008 amounted to $1.2 million compared to $0.4 million for the three month period ended September 30, 2007. The manager charged for the period prior to the IPO a fixed monthly fee of $15,000 in 2007 per vessel in exchange of a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services.
     Subsequent to the IPO and pursuant to the Administrative Services Agreement the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three months period ended September 30, 2008 the fee charged by the Manager for administrative services was $0.3 million. The remaining $0.9 million generally comprised of legal fees and expenses, directors’ fees, audit fees and other professional charges.
     Depreciation and amortization. Depreciation and amortization amounted to $3.3 million for the three months ended September 30, 2008 compared to $2.4 million for the three months ended September 30, 2007. The main reason for the change was the increase in depreciation expense of $1.8 million as a result of more owned vessels operated in 2008 compared to 2007. Further, there was a $0.4 million amortization income related to backlog assets and liabilities during the three month period ended September 30, 2007 compared to no amortization during the same period in 2008. Backlog assets and liabilities were fully amortized in 2007. The remaining $1.3 million decrease was due to the amortization expense relating to $51.1 million of intangible assets and liabilities (favorable and unfavorable leases) recognized on the acquisition of Fantastiks, as part of the acquisition of Kleimar by Navios Holdings in February 2007. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.
     Interest Expense and Finance Cost, Net. Interest expense and finance cost, net amounted to $2.3 million for the three month period ended September 30, 2008 compared to $1.2 million for the same period in 2007. Interest expense relating to the credit facilities for the purchase of our vessels amounted to $2.2 million for the three months ended September 30, 2008 compared to $1.2 million for the three months ended September 30, 2007, while amortization of deferred finance fees amounted to $0.1 million for the three months ended September 30, 2008 and $0.04 million for the same period in 2007. The increase in interest expense is mainly attributable to the increase in average outstanding loan balance from $76.5 million prior to the IPO in the three months ended September 30, 2007 to $235.0 million after the IPO in the three months ended September 30, 2008. Such increase of average outstanding loan balance in 2008 was partially offset by the lower average LIBOR rate from 5.4% for the three month period ended September 2007 compared to 2.7%.the same period in 2008.
     Net Income. Net income for three months ended September 30, 2008 amounted to $8.9 million compared to $5.9 million for the three months ended September 30, 2007. The increase in net income of $3.0 million is due to the factors discussed above.
     Seasonality. Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007
     The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2008 and 2007. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Partners for the respective periods.

	Nine Month Period Ended	Nine Month Period Ended
	September 30,	September 30,
	2007	2008
	(unaudited)	(unaudited)
Time charter and voyage revenue	$36,273	$53,531
Time charter and voyage expenses	(5,544)	(8,801)
Direct vessel expenses	(4,640)	(433)
Management fees	—	(6,607)
General and administrative expenses	(888)	(2,220)
Depreciation and amortization	(6,609)	(8,588)
Interest expense and finance cost, net	(3,699)	(7,099)
Interest income	—	166
Other income	172	23
Other expense	(76)	(23)

Income before income taxes	14,989	19,949
Deferred income tax	486	—

Net income	$15,475	$19,949

     Time Charter and Voyage Revenues. Time charter and voyage revenues are comprised of the charter hire received from unaffiliated third-party customers. Time charter revenues amounted to approximately $53.5 million for the nine months ended September 30, 2008 compared to $36.3 million for the year ended 2007. The increase was mainly attributable to the delivery of Navios Prosperity on June 19, 2007, as well as the acquisition of Fantastiks (as part of the acquisition of Kleimar by Navios Holding) on February 2, 2007, the acquisition of Navios Aldebaran on March 17, 2008 and the acquisition of Navios Aurora I on July 1, 2008.
     Time Charter and Voyage Expenses. Time charter and voyage expenses amounted to $8.8 million for the nine months ended September 30, 2008 compared to $5.5 million for the nine month period ended September 30, 2007. The increase was mainly attributable to the delivery of the following chartered-in vessels: of Navios Prosperity on June 19, 2007, of Fantastiks (as part of the acquisition of Kleimar by Navios Holding) on February 2, 2007 and of M/V Navios Aldebaran on March 17, 2008. This increase was mitigated by the acquisition of Navios Fantastiks from Navios Holdings into the owned fleet on May 2, 2008, from chartered in vessel.
     Direct Vessel Expenses. Direct vessel expenses represent the vessels’ operating expenses. For the nine months ended September 30, 2008, direct vessel expenses amounted to $0.4 million and consisted of the amortization expense of drydock and special survey. Starting on November 16, 2007, the vessels’ operating expenses are managed by the Manager. For the nine months ended September 30, 2007 direct vessel expenses amounted to $4.6 million and were comprised of crewing and related costs, stores, provisions, lubricants and chemicals, insurance, spares, repairs, maintenance and other.
     Management Fees. Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, concurrent with the closing of the IPO, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. As such, total management fees for the nine month periods ended September 30, 2008 and 2007 were $6.6 million and $0 million, respectively.
     General and Administrative expenses. Total general and administrative fees for the nine months ended September 30, 2008 amounted to $2.2 million compared to $0.9 million for the nine month period ended September 30, 2007. The manager charged for the period prior to the IPO a fixed monthly fee of $15,000 in 2007 per vessel in exchange of a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services.
     Subsequent to the IPO and pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the nine months period ended September 30, 2008 the fee charged by the Manager for administrative services was $0.8 million. The remaining $1.4 million generally comprised of legal fees and expenses, directors’ fees, audit fees and other professional charges.
     Depreciation and amortization. Depreciation and amortization amounted to $8.6 million for the nine months ended September 30, 2008 compared to $6.6 million for the nine months ended September 30, 2007. The main reason for the increase of $2.4 million was due to more owned vessels in 2008 compared to 2007. Further, there was a $1.4 million amortization income related to backlog assets and liabilities during the nine month period ended September 30, 2007 compared to no amortization during the same period in 2008.Backlog assets and liabilities were fully amortized in 2007. The above increase was mitigated by $1.8 million decrease in amortization expense is relating to $51.1 million of intangible assets and liabilities (favorable and unfavorable leases) recognized on the acquisition of Fantastiks, as part of the acquisition of Kleimar by Navios Holdings in February 2007. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to 10 years.

     Interest Expense and Finance Cost, Net. Interest expense and finance cost, net amounted to $7.1 million for the nine month period ended September 30, 2008 compared to $3.7 million for the same period in 2007. Interest expense relating to the credit facilities for the purchase of our vessels amounted to $6.9 million for the nine months ended September 30, 2008 compared to $3.6 million for the nine months ended September 30, 2007, while amortization of deferred finance fees amounted to $0.2 million and $0.1 million for the nine months ended September 30, 2008 and 2007. The increase in interest expense is mainly attributable to the increase in average outstanding loan balance from $77.2 million prior to the IPO in the nine months ended September 30, 2007 to $235.0 million after the IPO in the nine months ended September 30, 2008. Such increase of outstanding loan balance in 2008 was partially offset by the lower average LIBOR rate from 5.4% for the nine month period ended September 30, 2007 to 3.4% for the same period in 2008.
     Income taxes: Income taxes amounted to $0.5 million for the nine month period ended September 30, 2007, however there was no income tax for the nine-month period ended September 30, 2008. This amount in 2007 was related to the vessel Navios Fantastiks which was part of Navios Holdings’ acquisition of Kleimar in February 2007.
     Net Income. Net income for nine months ended September 30, 2008 amounted to $19.9 million compared to $15.5 million for the nine months ended September 30, 2007. The increase in net income of $4.4 million is due to the factors discussed above.
     Seasonality. Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
B. Liquidity and Capital Resources
Navios Holdings Credit Facilities
     On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG. The credit facility entered into by Navios Holdings on December 21, 2005 was divided into tranches, each of them having a specific use. The tranches relating to the acquisition of Navios Libra II, Navios Alegria, Navios Felicity, Navios Gemini S and Navios Galaxy I (Navios Partners’ vessels) amounted to $102.0 million. The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. In February 2007, Navios Holdings entered into a new secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million term loan facility and a $120.0 million reducing revolver facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 basis points as provided in the agreement.
     Upon completion of the IPO, Navios Holdings assumed the debt relating to the vessels acquired by us at the time of the IPO.
Revolving Credit Facility
     Upon the closing of the IPO, we entered into a $260.0 million revolving credit facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing Navios Aurora I, thereby increasing the total facility to $295.0 million. We borrowed $165.0 million upon the closing of the IPO and used $160.0 million of such borrowings to fund a portion of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels in our initial fleet. In May 2008, we borrowed an additional $35.0 million to finance the acquisition of Fantastiks in May 2, 2008 and on July 1, 2008 we borrowed another $35.0 million under a new drawdown to the existing credit facility, to finance the acquisition of M/V Navios Aurora I from Navios Holdings. Currently, our total borrowings under our revolving credit facility are $235.0 million. We may also borrow an additional $60.0 million from the $295.0 million credit facility to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery in June 2009. This facility will be reduced by $60.0 million if Navios TBN I is not delivered. We will likely need to borrow additional amounts to fund the acquisition of Navios TBN I and Navios TBN II (if we exercise our purchase option) and intend to use additional debt financing, which could include an expansion of the revolving credit facility if the lender agrees, and equity financing to fund such transactions.
     The facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 0.8% and 1.25%, depending on the loan to value ratio. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.
     Amounts drawn under the credit facility are secured by first-priority mortgages covering each of our vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving credit facility contains a number of restrictive covenants that prohibit us from, among other things: incurring or guaranteeing indebtedness; entering affiliate transactions, charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; changing the commercial and technical management of our vessels; selling or changing the beneficial ownership or control of our vessels; and subordinating the obligations under our new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.
     The credit facility also requires us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.
     In addition, our revolving credit facility requires us to:
•	maintain minimum free consolidated liquidity (which may be in the form of undrawn commitments under the revolving credit facility) of at least $13.0 million upon draw down per year (increasing by $9.0 million per year on each of December 31, 2009, December 31, 2010 and December 31, 2011 until it reaches $40.0 million, which level is required to be maintained thereafter);

•	maintain a ratio of EBITDA (as defined in our credit facility) to interest expense of at least 2.00 to 1.00; and

•	maintain a ratio of total liabilities to total assets (as defined in our credit facility) of less than 0.75 to 1.00.
     We are also required to maintain an aggregate market value of our financed vessels equal to 143% of the aggregate amount outstanding under the credit facility and a tangible net worth of at least $135.0 million.
     For purposes of the foregoing, the market value of our vessels are determined on a quarterly basis by two independent brokers on the basis of the vessel being sold (i) for prompt delivery, (ii) for cash, (iii) on a charter free basis and (iv) at arm’s length on normal commercial terms. EBITDA is defined under our credit facility as the aggregate amount of consolidated or combined pre-tax profits of us and our subsidiaries (whether direct or indirect and including, but not limited to, each vessel-owning subsidiary) before extraordinary or exceptional items, interest, depreciation and amortization.
     In addition, Navios Holdings is required to own at least 30% of us and to own 100% of our general partner. The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facility include:
•	failure to pay any principal, interest fees, expenses or other amounts when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	instability affecting a country where the vessels are flagged.
     At September 30, 2008, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the credit facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the credit facility agreement.
     In January 2009 Navios Partners agreed to amend the terms of its existing credit facility. The amendment will be effective until January 15, 2010 and will provide for (a) repayment of $40.0 million in February 2009, (b) cash reserves into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) margin at 2.25% . Further, the covenants will be amended (a) by reducing the minimum net worth to $100.0 million, (b) by reducing the VMC (Value Maintenance Covenant) to be below 100% using charter free values and (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009, while a new VMC is introduced based on charter attached valuations that should be at 143%. The new revised covenants will be applied for 2008 year-end compliance purposes. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.

Purchase of Newbuilding
     The table below summarizes certain information with respect to the Capesize newbuilding Navios TBN I and related charter contract that we have agreed to purchase from a subsidiary of Navios Holdings in June 2009 for a purchase price of $130.0 million:

				Charter
				Expiration	Charter-Out
Vessel	Expected delivery	Capacity (Dwt)	Ownership	Date	Rate

Navios TBN I	June 2009	180,000	100%	June 2014	$47,400
     The purchase price of the Navios TBN I is $130.0 million, which we expect to fund primarily from borrowings under our existing credit facility and the issuance of additional common units or other equity securities. Our obligation to purchase Navios TBN I is not conditional upon our ability to obtain financing for such purchase.
     In addition, if we exercise the option to acquire Navios TBN II for $135.0 million, we will need to finance such purchase as well. Such financing may be from borrowings or from the issuance of additional common units on or before the anticipated delivery date in October 2009. Our right to purchase Navios TBN II is exercisable in our sole discretion.
Liquidity and Cash Needs
     Prior to the IPO, the vessel-owning subsidiaries that owned or had rights to the vessels in our fleet did not have any cash or source of liquidity, as they were part of a larger entity with its own sources of liquidity. As of September 30, 2008, we had total liquidity, including cash and undrawn long-term borrowings of approximately $25.3 million. On May 2, 2008, we borrowed $35.0 million under our existing credit facility in order to finance the purchase of Fantastiks. On July 1, 2008, we borrowed $35.0 million under a new drawdown to our existing credit facility, to finance the acquisition of M/V Navios Aurora I from Navios Holdings. The purchase price of M/V Navios Aurora I was $79.9 million and the remaining $44.9 million were financed through the issuance of 3,131,415 common units to Navios Holdings. In addition, we anticipate borrowing an additional $60.0 million under our existing credit facility to partially fund the purchase of Navios TBN I in June 2009. We may need to increase the size of our revolving credit facility in order to fund the remainder of the purchase price of Navios TBN I and to fund the purchase price of Navios TBN II, which we also intend to partially fund with equity. There can be no assurance we can obtain such additional financing. Because Navios Holdings is required to own at least 30% of us under the terms of our credit facility, we may be limited in our ability to obtain necessary funding through additional equity offerings.
     The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest to be outstanding immediately after the IPO is $25.9 million. On February 14, 2008 we paid a cash distribution for the 46 day period from November 16, 2007 to December 31, 2007 of $0.175 per unit or $3.2 million in total, to unitholders of record on February 11, 2008. Also, on May 14, 2008 we paid a cash distribution for the three month period ended March 31, 2008 of $0.35 per unit or $6.5 million in total, to unitholders of record on May 5, 2008 and on August 14, 2008 we paid a cash distribution for the three month period ended June 30, 2008 of $0.35 per unit or $6.5 million in total, to unitholders of record on August 8, 2008. As a result, during the nine month period ended September 30, 2008, the aggregate amount of cash distribution paid was $16.2 million. On October 21, 2008, the Board of Directors of Navios Partners authorized the quarterly cash distribution for the three month period ended September 30, 2008 to be $0.385 per unit. The distribution was paid on November 7, 2008 to all holders of record of common, subordinated and general partner units on October 31, 2008. The aggregate amount of the declared distribution is $8.3 million.
     In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements and repayment of debt, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.
     We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months.
     Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute all of our available cash, we expect that we will also rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the omnibus agreement. We cannot assure you that we will be able to raise additional funds on favorable terms.
Cash flows for the nine month period ended September 30, 2008 compared to the nine month period ended September 30, 2007
     The following table presents cash flow information for the nine months ended September 30, 2008 and 2007. This information was derived from the unaudited consolidated statement of cash flows of Navios Partners for the respective periods.

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30,	September 30,
	2007	2008
	(unaudited)	(unaudited)
Net cash provided by operating activities	$2,208	$30,271
Net cash used in investing activities	—	(69,505)
Net cash (used in) provided by financing activities	(2,208)	54,389

Change in cash and cash equivalents	$—	$15,155

Cash provided by operating activities for the nine month period ended September 30, 2008 as compared to the nine month period ended September 30, 2007:
     Net cash provided by operating activities increased by $28.1 million to $30.3 million for the nine months ended September 30, 2008 as compared to $2.2 million for the same period in 2007. The increase is analyzed as follows:
     The increase resulted from higher net income for the nine months ended September 30, 2008, of $19.9 million compared to $15.5 million for the same period in 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization of $8.6 million and $6.6 million for the nine month periods ended September 30, 2008 and 2007, respectively.
     Amounts due to related parties decreased by $1.7 million from $4.5 million at December 31, 2007 to $2.8 million at September 30, 2008. The main reason for this was the payment of the deferred acquisition expenses related to the Navios Partners’ IPO amounting to $3.8 million to Navios Holdings mitigated by $2.1 million in management fees and general and administrative expenses charged by Navios Holdings outstanding as of September 30, 2008 which were settled in October 2008. During the corresponding period in 2007, amounts due to related parties increased by $20.0 million. The main reason for this was the increase of $4.6 million in receivables from the operation of Navios Fantastiks (which was delivered on February 2, 2007), $0.9 million from the operation of Navios Prosperity (which was delivered on June 19, 2007) and an additional $16.6 million relating to receivables from the management of the remaining vessels in our fleet. This increase was mitigated by a decrease of $1.5 million relating to the repayment of long term debt and $0.6 million relating to the payment of deferred financing fees on the refinancing of that debt. Historically, amounts due from related parties were settled periodically through cash remittances.
     Restricted cash had a zero balance as of September 30, 2008 from $0.8 million as of December 31, 2007. The reason for the decrease was due to the interest payment in August 2008 using cash that was held in our retention account with Commerzbank A.G.
     Accounts receivable decreased by $0.1 million from $0.4 million at December 31, 2007 to $0.3 million at September 30, 2008. The primary reason was a decrease in amounts receivable from charterers. During the corresponding period of 2007, accounts receivable increased by $0.2 million from $0.1 million at December 31, 2006 to $0.3 million at September 30, 2007.
     Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions increased by $1.8 million from $0.2 million at December 31, 2007 to $2.0 million at September 30, 2008. During the corresponding period of 2007, deferred revenue increased by $0.1 million from $0.9 million at December 31, 2006 to $1.0 million at September 30, 2007.
     Accounts payable decreased by $0.1 million from $0.6 million at December 31, 2007 to $0.5 million at September 30, 2008. The primary reason was a decrease in professional fees payable by $0.3 million mitigated by an increase in brokers’ payable by $0.2 million. During the corresponding period of 2007, accounts payble increased by $0.3 million from $0.7 million at December 31, 2006 to $1.0 million at September 30, 2007.
     Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. Prepaid expenses and other current assets remained unchanged during the nine month period from December 31, 2007 to September 30, 2008. During the corresponding period of 2007 prepaid expenses and other current assets increased by $0.4 million from $1.0 million at December 31, 2006 to $1.4 million at September 30, 2007, mainly due to the increase in prepaid voyage cost by $0.4 million.

     Accrued expenses increased by $0.2 million from $1.4 million at December 31, 2007 to $1.6 million at September 30, 2008. The primary reason for the increase was an increase in other accrued expenses by $0.3 million mitigated by a decrease in accrued loan interest by $0.1 million. During the corresponding period of 2007, accrued expenses increased $1.0 million mainly due to the increase in accrued loan interest by $0.9 million and increase in other accrued expenses by $0.1 million.
     As part of the management agreement entered into on November 16, 2007, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance, insurance and costs associated with special surveys and related drydockings. The initial term of the management agreement is until November 2012 and Navios Partners pay the Manager a fixed daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until Novemebr 16, 2009. This fixed daily fee covers the entire operating expenses of Navios Partners’ vessels, other than certain extraordinary costs. As such, there was no drydock/special survey related payments for the nine month period ended September 30, 2008. During the corresponding period in 2007, such management agreement was not yet in place. As such, the payment related to drydock/special survey cost which totaled to $0.8 million reduced the net cash provided by operating activities in 2007.
Cash used in investing activities for the nine months ended September 30, 2008 as compared to the nine months ended September 30, 2007:
     Net cash used in investing activities of $69.5 million in the nine month period ended September 30, 2008 was mostly related to the acquisition of vessels. On May 2, 2008 Navios Partners purchased the vessel Fantastiks, renamed to Navios Fantastiks, for an amount of $34.2 million and paid an additional $0.3 million for capitalized expenses related to the vessel’s acquisition. On July 1, 2008, Navios Partners purchased the vessel Navios Aurora, renamed to Navios Aurora I, for a cash consideration of $35.0 million. During the corresponding period of 2007, Navios Partners did not have any kind of investing actvities.
Cash provided by financing activities for the nine months ended September 30, 2008 as compared to the cash used in financing activities for the nine months ended September 30, 2007:
     Cash provided by financing activities of $54.4 million for the nine month period ended September 30, 2008 was due to the following: (a) additional borrowings of $70.0 million under the existing credit facility in order to finance the acquisition of the vessel Navios Fantastiks on May 2, 2008 and Navios Aurora I on July 1, 2008 netted against payment of debt issuance cost amounting to $0.3 million, (b) an amount of $0.9 million Navios Partners received in exchange for the issuance of 63,906 units to the general partner in order to maintain its 2% general partner interest in Navios Partners in connection with the issuance of 3,131,415 common units to Navios Holdings as part of the purchase price for Navios Aurora I, and (c) total cash distribution of $16.2 million paid during the nine month period ended September 30, 2008.
     Cash used in financing activities was $2.2 million for the nine month period ended September 30, 2007 of which $1.5 million was related to the repayment of debt and the remaining $0.7 million was related to the payment of deferred financing fees due to the restructuring of the loan of Navios Holdings.
Reconciliation of EBITDA to Net Cash from Operating Activities

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008
	(Expressed in thousands of US Dollars — except per share data)
Net Cash from Operating Activities	$764	$16,370	$2,208	30,271
Net (decrease)/increase in operating assets	(625)	(1,110)	484	(848)
Net decrease/(increase) in operating liabilities	8,306	(2,831)	18,625	(292)
Payments for drydock and special survey costs	(8)	—	849	—
Net interest cost	1,202	2,212	3,699	6,933
Deferred finance charges	(41)	(60)	(115)	(161)

EBITDA	$9,598	$14,581	25,750	35,903

     EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
     EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.
     EBITDA increased by $10.1 million to $35.9 million for the nine months ended September 30, 2008 as compared to $25.8 million for the same period in 2007. This increase in EBITDA was primarily due to a $17.0 million increase in revenues as a result of the acquisition of Navios Aurora I and the delivery of the three chartered-in vessels, Navios Prosperity, Navios Fantastiks (on May 2, 2008, Navios Fantastiks became Navios Partners owned vessel from chartered-in vessel) and Navios Aldebaran into Navios Partners’ fleet. The above favorable variance was mitigated by the $3.0 million increase in time charter and voyage expenses due to the chartered-in vessels described above. Also management fees, which represent the fees paid to the Manager for providing commercial and technical services to our owned vessels and general and administrative expenses increased by $7.9 million during the nine months ended September 30, 2008 compared to the same period in 2007. Direct vessels expenses for the nine month period ended September 30, 2008 decreased by $4.2 million compared to same period in 2007. The decrease in direct vessel expenses is mainly due to the acquisition of Navios Fantastiks from Navios Holdings into Navios Partners’ owned fleet on May 2, 2008, from chartered in vessel. Further, as a result of the management agreement which was effective on November 16, 2007, Navios Partners no longer bears the cost of operating expenses of owned fleet as such costs would already be included in the fixed fees paid to the Manager until November 16, 2009. As such, there was an increase in management fees but a decrease in direct vessel expenses for the nine month ended September 30, 2008 when compared to the same period in 2007.
     EBITDA increased by $5.0 million to $14.6 million for the three months ended September 30, 2008 as compared to $9.6 million for the same period in 2007. This increase in EBITDA was primarily due to a $7.1 million increase in revenues as a result of the acquisition of Navios Aurora I and the delivery of the two chartered-in vessels, Navios Prosperity and Navios Fantastiks (on May 2, 2008 Navios Fantastiks became Navios Partners owned vessel from chartered-in vessel). Also management fees, which represent the fees paid to the Manager for providing commercial and technical services to our owned vessels and general and administrative expenses increased by $3.5 million during the three months ended September 30, 2008 compared to the same period in 2007. Direct vessels expenses for the three month period ended September 30, 2008 decreased by $1.4 million compared to the same period in 2007.The decrease in direct vessel expenses is mainly due to the acquisition of Navios Fantastiks into Navios Partners’ owned fleet on May 2, 2008, from chartered in vessel. Further, as a result of the management agreement which was effective on November 16, 2007, Navios Partners no longer bears the direct cost of operating expenses of owned fleet as such costs are included in the fixed fees paid to the Manager until November 16, 2009. As such, there was an increase in management fees but a decrease in direct vessel expenses for the three month ended September 30, 2008 when compared to the same period in 2007.
Reconciliation of Non-GAAP Financial Measure

	Three Month Period Ended	Nine Month Period Ended
	September 30, 2008	September 30, 2008

Net Cash from Operating Activities	$16,370	$30,271
Net decrease in operating assets	(1,110)	(848)
Net increase in operating liabilities	(2,831)	(292)
Net interest cost	2,212	6,933
Deferred finance charges	(60)	(161)

EBITDA	14,581	35,903
Borrowings
     Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of September 30, 2008 and December 31, 2007, long-term debt amounted to $235.0 million and $165.0 million respectively and the current portion of long-term debt amounted to $0 million for the respective periods in 2008 and 2007.

Capital Expenditures
     During the year ended December 31, 2007 and the nine months ended September 30, 2008 we financed our capital expenditures with cash flow from operations, the incurrence of bank debt and equity raising. Capital expenditures for the year ended December 31, 2007 amounted to $0 million. Expansion capital expenditures for the three and nine month periods ended September 30, 2008 was $69.2 million and $35.0 million, respectively and related to the acquisition of Navios Fantastiks on May 2, 2008 and Navios Aurora I on July 1, 2008. The reserve for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2008 was $2.7 million and $7.1 million, respectively.
     After the closing of the IPO, maintenance for our vessels and expenses related to drydocking are included in the fee we pay our vessel manager under our management agreement. Navios Partners pays the Manager a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed until November 16, 2009, to provide such commercial and technical services to the vessels in our initial fleet. The fee Navios Partners pay to the Manager includes any costs associated with scheduled drydockings during the term of the management agreement.
Replacement Reserve
     We estimate that our annual replacement reserve for the year ending December 31, 2008 will be approximately $9.8 million,for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) the lesser of the current market value per vessel and the current market price to purchase a newbuilding vessel of similar size and specifications which we estimate to be $47.5 million for Panamax vessels and $89.7 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 7.0% net investment rate. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. In January 2009, our board of directors has revised the calculation of the replacement reserve and we estimate that our annual replacement reserve for the year ending December 31, 2009 will be approximately $7.8 million for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications which we estimate to be $28.5 million for Panamax vessels and $45.3 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 5.0% net investment rate. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.
Possible Acquisitions of Other Vessels
     Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than the Navios TBN I, Navios TBN II and our options to purchase Navios Prosperity and Navios Aldebaran, which we currently charter-in), we assess potential acquisition opportunities on a regular basis. Pursuant to our omnibus agreement with Navios Holdings, we will have the opportunity to purchase additional drybulk vessels from Navios Holdings when those vessels are fixed under charters of three or more years upon their expiration of their current charters or upon completion of their construction. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.
Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations and Contingencies
     The following table summarizes our long-term contractual obligations as of September 30, 2008:

	Payments due by year
	Fourth quarter					2013 and
	2008	2009	2010	2011	2012	Thereafter	Total
				(in thousands)
Loan obligations.(1)	—	—	—	—	$34,480	$200,520	$235,000
Operating lease obligations(2)	$2,486	$9,864	$9,864	$9,864	$9,891	$17,463	59,432
Committed vessel purchase(3)	—	$130,000	—	—	—	—	$130,000

Total contractual obligations	$2,486	$139,864	$9,864	$9,864	$44,371	$217,983	$424,432

(1)	Represents amounts drawn under our amended credit facility in June 2008. The credit facility provides borrowing for up to $295.0 million and requires no principal payments for the first five years following the closing of the IPO. In January 2009 Navios Partners has agreed to amend the facility and a repayment of $40.0 million will be made in February 2009.

(2)	These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of December 31, 2008, we had entered into a charter-in agreement for two of our vessels (Navios Prosperity and Navios Aldebaran). Navios Prosperity is chartered-in for seven years with options to extend for two one-year periods. We have the option to purchase Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($42.1 million based on the exchange rate at December 31, 2008), declining pro rata by 145 million Japanese Yen ($1.60 million based upon the exchange rate at December 31, 2008) per calendar year. Navios Aldebaran is chartered-in vessel starting from March 17, 2008 for seven years with options to extend for two one-year periods. The purchase option price is initially 3.6 billion Japanese Yen ($40.0 million based on the exchange rate at December 31, 2008) declining pro rata by 150 million Japanese Yen ($1.65 million based upon the exchange rate at December 31, 2008) per calendar year.

(3)	Consists of the purchase price of $130.0 million for Navios TBN I which is anticipated to be delivered in June 2009 and paid for through additional borrowing from the existing credit facility and issuance of additional common units or other equity securities.
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and nine month periods ended September 30, 2008.

	Three Month Period ended	Nine Month Period ended
	September 30, 2008	September 30, 2008

Available Days (1)	828	2,191
Operating Days (2)	818	2,174
Fleet Utilization (3)	98.7%	99.2%
Time Charter Equivalent (per day)	$25,691	$24,437

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
Cash Distribution Policy
Rationale for Our Cash Distribution Policy
     Our cash distribution policy reflects a basic judgment that our unitholders are better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
     There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:
•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our existing revolving credit facility that we entered into in connection with the closing of the IPO. Specifically, our revolving credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.
     Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.
Minimum Quarterly Distribution
     We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $30.4 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing revolving credit agreement.
     On July 28, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2008 of $0.35 per unit. The distribution was paid on August 14, 2008 to all holders of record of common, subordinated and general partner units on August 8, 2008 (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel Navios Aurora I). The aggregate amount of the declared distribution was $6.5 million.
     During the nine month period ended September 30, 2008 the aggregate amount of cash distribution paid was $16.2 million.
On October 21, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2008 of $0.385 per unit. The distribution is payable on November 7, 2008 to all holders of record of common, subordinated and general partner units on October 31, 2008. The aggregate amount of the declared distribution is $8.3 million.
Subordination period
     During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
Incentive Distribution Rights
     Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.
     The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage
		Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
Related Party Transactions
     Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and the nine month period ended September 30, 2008 amounted to $2.7 million and $6.6 million, respectively (no such fees existed in the period prior to Navios Partners’ IPO on November 16, 2007)
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Prior to the IPO, the Manager, a wholly-owned subsidiary of Navios Holdings, provided the vessels of the five vessel-owning subsidiaries of Navios Holdings (collectively, the “Company”), with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee (2007: $15,000). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.
     Total general and administrative expenses charged by Navios Holdings for the three and the nine month period ended September 30, 2008 amounted to $0.3 million and $0.8 million, respectively ($0.4 million and $0.9 million for the three and the nine month period ended September 30, 2007, respectively).
     Balance due to related parties: Included in the current liabilities as at September 30, 2008 is an amount of $2.8 million which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees, administrative service expenses and other expenses owed to affiliated companies. Total management fees and administrative service expenses charged to Navios Partners for the three month period ended September 30, 2008 amounted to $2.7 million and $0.3 million, while for the nine month period ended September 30, 2008 those same fees and expenses amounted to $6.6 million and $0.8 million, respectively.
        .

     Vessel Acquisition: On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35.
Quantitative and Qualitative Disclosures about Market Risks
Foreign Exchange Risk
     Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.
Interest Rate Risk
     Borrowings under our new credit facility bear interest at rate based on a premium over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2008, we paid interest on our outstanding debt at a weighted average interest rate of 4.5%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2008 by $1.5 million.
Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2008, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha, and Augustea Imprese Maritime accounted for approximately 24.2%, 23.4%, 16.2%, 12.4% and 10.2% respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.
     It is our policy not to trade any other financial instruments that would potentially expose us to significant concentrations of credit risk
Inflation
     Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Recent Accounting Pronouncements
     In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

     In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of Navios Partners.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 141R on its consolidated financial statements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 160 on its consolidated financial statements.
     In March 2008, the FASB issued its final consensus on “Issue 07-4 — Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 would be effective for fiscal years that begin after December 15, 2008, and would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.
     In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Navios Partners is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.
     In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.
Critical Accounting Policies

     Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2007 annual report filed on Form 20-F with the Securities and Exchange Commission.
Impairment of Long Lived Assets
     Vessels are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.
Vessels
     Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
Deferred Drydock and Special Survey Costs
     Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessel’s capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessel’s cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.

Revenue Recognition
     Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargoes and time charter of vessels.
     Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	September 30,
	Notes	2007	2008
			(unaudited)

ASSETS

Current assets
Cash and cash equivalents	4	$10,095	$25,250
Restricted cash		797	—
Accounts receivable, net		381	298
Prepaid expenses and other current assets		39	71

Total current assets		11,312	25,619

Vessels, net	5	135,976	295,117
Deferred financing costs, net		1,811	1,975
Deferred dry dock and special survey costs, net		1,171	738
Favorable lease terms	6	54,784	—

Total non-current assets		193,742	297,830

Total assets		$205,054	$323,449

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities
Accounts payable		$570	$504
Accrued expenses		1,431	1,574
Deferred voyage revenue		153	2,005
Amounts due to related parties	11	4,458	2,821

Total current liabilities		6,612	6,904

Long term debt	7	165,000	235,000
Unfavorable lease terms	6	6,656	5,158

Total non-current liabilities		171,656	240,158

Total liabilities		178,268	247,062

Commitments and contingencies	10	—	—

Partners’ Capital:

Common Unitholders (10,500,000 and 13,631,415 units issued and outstanding at December 31, 2007 and September 30, 2008, respectively)		194,265	243,357

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and September 30, 2008)		(159,759)	(160,250)

General Partner (369,834 and 433,740 units issued and outstanding at December 31, 2007 and September 30, 2008, respectively)		(7,720)	(6,720)

Total partners’ capital		26,786	76,387

Total liabilities and partners’ capital		$205,054	$323,449

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Three Month Period Ended		Nine Month Period Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2007	2008	2007	2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenue	8	$14,116	$21,272	36,273	$53,531
Time charter and voyage expenses		(2,846)	(2,797)	(5,544)	(8,801)
Direct vessel expenses		(1,586)	(144)	(4,640)	(433)
Management fees	11	—	(2,668)	—	(6,607)
General and administrative expenses	11	(366)	(1,217)	(888)	(2,220)
Depreciation and amortization	5,6	(2,365)	(3,277)	(6,609)	(8,588)
Interest expense and finance cost, net	7	(1,203)	(2,287)	(3,699)	(7,099)
Interest income		—	75	—	166
Other income		146	—	172	23
Other expense		(30)	(9)	(76)	(23)

Income before income taxes		5,866	8,948	14,989	19,949
Deferred income tax		—	—	486	—

Net income		$5,866	$8,948	15,475	$19,949

Earnings per unit (see note 12):

	Three Month Period Ended		Nine Month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	$5,866	$8,948	$15,475	$19,949
Earnings per unit (see note 12):
Common unit (basic and diluted)	—	$0.41	—	$1.16
Subordinated unit (basic and diluted)	$0.75	$0.41	$1.99	$0.81
General partner unit (basic and diluted)	$0.32	$0.48	$0.84	$1.09
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Nine Month	Nine Month
		period Ended	period Ended
		September 30,	September 30,
	Note	2007	2008
		(unaudited)	(unaudited)

OPERATING ACTIVITIES
Net income		$15,475	$19,949

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	6,609	8,588
Amortization and write-off of deferred financing cost		115	161
Amortization of deferred dry dock costs		453	433
Deferred taxation		(486)	—

Changes in operating assets and liabilities:
Decrease in restricted cash		—	797
Increase/(decrease) in accounts receivable		(124)	83
Increase in prepaid expenses and other current assets		(360)	(32)
Increase/(decrease) in accounts payable		312	(66)
Increase in accrued expenses		955	143
Increase in deferred voyage revenue		76	1,852
Decrease in amounts due to related parties		(19,968)	(1,637)
Payments for dry dock and special survey costs		(849)	—

Net cash provided by operating activities		2,208	30,271

INVESTING ACTIVITIES:

Acquisition of vessels		—	(69,505)

Net cash used in investing activities		—	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	12	—	(16,203)
Proceeds from long term loan		—	70,000
Proceeds from issuance of general partners units		—	918
Repayment of long term debt and payment of principal		(1,528)	—
Debt issuance costs		(680)	(326)

Net cash (used in) provided by financing activities		(2,208)	54,389

Increase in cash and cash equivalents		—	15,155

Cash and cash equivalents, beginning of period		—	10,095

Cash and cash equivalents, end of period		$—	$25,250

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$2,825	$6,856
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contract (Navios Fantastiks in 2007)		$33,703	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora I in July 2008		$—	$44,937
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET
INVESTMENT AND PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. Dollars)

			Limited Partners
										Accumulated
										Other
							Total	Owners’		Comprehensive
			Common		Subordinated		Partners’	Net		Income/
	General Partner		Unitholders		Unitholders		Capital	Investment	Total	(Loss)
	Units		Units		Units

Balance December 31, 2006	$—	—	—	—	—	—	$—	$70,902	$70,902	$6,624
Net income	—	—	—	—	—	—	—	15,475	15,475	15,475
Contributions in the form of fair value adjustments related to charter-in contract of vessel Navios Fantastiks	—	—	—	—	—	—	—	33,703	33,703	—

Total comprehensive income	—	—	—	—	—	—	—	—	—	15,475

Balance September 30, 2007 (unaudited)	—	—	—	—	—	—	$—	$120,080	$120,080	$15,475

Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$—	$26,786	$1,613
Cash distribution paid	—	(346)	—	(9,188)	—	(6,669)	(16,203)	—	(16,203)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	45,855		45,855	—
Net income	—	428	—	13,343	—	6,178	19,949	—	19,949	19,949

Balance September 30, 2008 (unaudited)	433,740	$(6,720)	13,631,415	$243,357	7,621,843	$(160,250)	$76,387	$—	$76,387	$19,949

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
NOTE 1—DESCRIPTION OF BUSINESS
     Navios Maritime Partners L.P. (“Navios Partners”), was formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (“Navios Holdings”). Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.
     In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007 Navios Partners acquired interests in five wholly-owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier (the “Initial Vessels”), as well as interests in three wholly-owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193.3 million (see note 3), plus (b) $160.0 million of the $165.0 million drawn under Navios Partners’ revolving credit facility entered into in connection with the IPO (see note 8), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On July 1, 2008 Navios Partners issued 3,131,415 common units to Navios Holdings for the acquisition of Navios Aurora I, and 63,906 general partnership units to the General Partner who elected to maintain its 2% general partner interest in Navios Partners.. Navios Holdings owns a 51.6% interest in Navios Partners, including the 2% general partner interest.
     On or prior to the closing of the IPO, Navios Partners entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel which is expected to occur in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.
NOTE 2— BASIS OF PRESENTATION
     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios Holdings (collectively, the “Company”) that owned the Initial Vessels prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of Navios Partners.
The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2007	2008
Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 9/30	1/1 — 9/30

Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	6/19—9/30	1/1 — 9/30

Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	—	1/1 — 9/30

Aurora Shipping Enterprises Ltd.	Navios Aurora I	Marshall Is.	—	7/1 — 9/30

Chartered-in vessel	Fantastiks	—	2/2 — 9/30	—

Aldebaran Shipping Corporation (*)	Navios Aldebaran	Marshall Is.	—	3/17 — 9/30

Navios Maritime Partners L.P	N/A	Marshall Is	—	1/1 — 9/30

Navios Maritime Operating LLC	N/A	Marshall Is	—	1/1 — 9/30

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks, which was renamed to Navios Fantastiks on May 2nd, 2008.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     In the opinion of management, the accompanying interim consolidated financial statements of Navios Partners are unaudited, but, contain all adjustments necessary to present fairly, in all material respects its consolidated financial position as of September 30, 2008 and the consolidated results of operations for the nine months ended September 30, 2007 and 2008. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners Annual Report on Form 20-F for the year ended December 31, 2007.
NOTE 3—INITIAL PUBLIC OFFERING
     On November 16, 2007, Navios Partners completed its initial public offering of 10,000,000 common units at a price of $20.00 per unit. In addition, simultaneously with the offering, Navios Partners sold 500,000 common units at a price of $20.00 per unit to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the concurrent private offering and the use of those proceeds are summarized as follows:

Aggregate Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000

Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	($13,500)
Acquisition expenses	($3,816)

Net IPO Proceeds	$192,684

Net book value of net assets contributed by Navios Holdings	$185,789
Less cash contributed to Navios Holdings	(353,300)

Contribution to Navios Holdings (deemed dividend)	($167,511)

Total owners’ net investment and partners’ capital	$25,173

     In connection with the IPO, Navios Partners acquired all of outstanding shares of capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels which was accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that owned or had the rights to eight vessels of $353,300 and their carrying values of $185,789 was considered as a deemed distribution of $167,511 to Navios Holdings. This deemed dividend payable of $167,511 resulted in reduction of total partners’ capital to reflect the deemed impact of the deemed distribution, but not the proceeds of the IPO.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO (See note 11).
NOTE 4 —CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	December 31, 2007	September 30, 2008
Cash on hand and at banks	$10,095	$10,750
Short term deposits	—	14,500

Total cash and cash equivalents	$10,095	$25,250

Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of September 30, 2008 Navios Partners had a time deposit of $14,500 with a monthly duration.
NOTE 5 — VESSELS AND OTHER FIXED ASSETS

		Accumulated
	Cost	Depreciation	Net Book Value

Vessels
Balance December 31, 2006	$151,432	($7,598)	$143,834
Additions	—	($7,858)	($7,858)

Balance December 31, 2007	$151,432	($15,456)	$135,976
Additions	167,464	($8,323)	$159,141

Balance September 30, 2008	$318,896	($23,779)	$295,117

     On May 2, 2008, Fantastiks Shipping Corporation, a wholly-owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34,155 of cash consideration (from which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly-owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53,022 were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 6). Capitalized expenses related to vessel acquisition amounted to $459 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition. In addition, pursuant to the above mentioned Memorandum of Agreement all of the risk of non-performance related to the vessel was assigned to Navios Partners. Therefore, Kleimar paid to Fantastiks Shipping Corporation the net of the charter hire it received less any charter hire it paid, until the vessel was delivered. Hire revenue and expense, net of address commissions is included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 11).
     On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.
NOTE 6 — INTANGIBLE ASSETS
     Intangible assets as of December 31, 2007 and September 30, 2008 consist of the following:

		Accumulated	Transfer to	Net Book Value
	Cost	Amortization	vessel cost	December 31, 2007

Unfavorable lease terms	($8,486)	$1,830	$—	($6,656)
Favorable lease terms	52,874	(4,767)	—	48,107
Favorable vessel purchase option	6,677	—	—	6,677

Total	$51,065	$(2,937)	$—	$48,128

		Accumulated	Transfer to	Net Book Value
	Cost	Amortization	vessel cost	September 30, 2008

Unfavorable lease terms (*)	($8,486)	$3,328	$—	($5,158)
Favorable lease terms	52,874	($6,529)	(46,345)	—
Favorable vessel purchase option	6,677	—	(6,677)	—

Total	$51,065	$(3,201)	$(53,022)	$(5,158)

(*)	Weighted average amortization period is 4.24 years.
     Amortization expense of unfavorable and favorable lease terms for the three and nine month periods ended September 30, 2007 and 2008 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008
Unfavorable lease terms	$499	$499	$1,331	$1,498
Favorable lease terms	(1,300)	—	(3,467)	(1,763)

Total	$(801)	$499	$(2,136)	$(265)

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
NOTE 7 — BORROWINGS
     Borrowings as of December 31, 2007 and September 30, 2008 consist of the following:

	December 31, 2007	September 30, 2008
Credit facility	$165,000	$235,000
Less current portion	—	—

Total long term borrowings	$165,000	$235,000

     In April 2008, Navios Partners borrowed an additional $35,000 under its existing credit facility to finance the acquisition of the vessel Fantastiks renamed to Navios Fantastiks.
     On June 25, 2008 this credit facility was amended, in part, to increase the available borrowings by $35,000, to increase the total to $295,000. The amount of $35,000 was drawn on July 1, 2008 in order to finance the acquisition of the vessel Navios Aurora, renamed to Navios Aurora I, from Navios Holdings (see note 5).
     At September 30, 2008, Navios Partners was in compliance with the financial covenants of its revolving loan facility.
The repayment of the loan facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.
     The maturity table below reflects the principal payments due under our amended credit facility based on Navios Partners’ $235,000 outstanding balance as of September 30, 2008.

Year	Amount

2008	$—
2009	$—
2010	$—
2011	$—
2012	$34,480
2013 and thereafter	$200,520

$235,000

NOTE 8 — SEGMENT INFORMATION
     Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
Revenue by Geographic Region

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008
Europe	$5,694	$5,936	$16,609	$17,996
Asia	8,422	13,262	19,664	30,820
Australia	—	2,074	—	4,715

Total	$14,116	$21,272	$36,273	$53,531

     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.
NOTE 9 — INCOME TAXES
     Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.
     Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition; these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.
NOTE 10 —COMMITMENTS AND CONTINGENCIES
     Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.
     In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners financial position, results of operations or liquidity.
     In March 2008, Navios Partners took delivery of the “Navios Aldebaran”, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately US$28.
     In May 2008, the chartered-in vessel “Fantastiks” was acquired by Fantastiks Shipping Corporation and was renamed to “Navios Fantastiks” (see note 5).
     The future minimum commitments of Navios Partners under its charter-in contracts, net of commissions, are as follows:

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Amount

2008	$2,486
2009	9,864
2010	9,864
2011	9,864
2012	9,891
2013 and thereafter	17,463

$59,432

NOTE 11 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES
Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and the nine month period ended September 30, 2008 amounted to $2,668 and $6,607, respectively ($0 and $0 for the three and the nine month period ended September 30, 2007, respectively).
General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
Prior to the IPO, the Manager, a wholly-owned subsidiary of Navios Holdings provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee (2007: $15). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.
Total general and administrative expenses charged by Navios Holdings for the three and the nine month period ended September 30, 2008 amounted to $279 and $799 respectively ($366 and $888 for the three and the nine month period ended September 30, 2007).
Balance due to related parties: Included in the current liabilities as at September 30, 2008 is an amount of $2,821 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees, administrative service expenses and other expenses owed to affiliated companies. Total management fees and administrative service expenses charged to Navios Partners for the three month period ended September 30, 2008 amounted to $2,668 and $279 while for the nine month period ended September 30, 2008 same fees and expenses amounted to $6,607 and $799 respectively.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
Vessel Acquisition: On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 5).
NOTE 12— CASH DISTRIBUTIONS AND EARNINGS PER UNIT
     The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025
Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage
		Interest in
		Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     On July 28, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2008 of $0.35 per unit. The distribution was paid on August 14, 2008 to all holders of record of common, subordinated and general partner units on August 8, 2008 (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel “Navios Aurora I”). The aggregate amount of the declared distribution was $6,494.
     During the nine month period ended September 30, 2008 the aggregate amount of cash distribution paid was $16,203.
     Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three month period and the nine month period ended September 30, 2008.
     The general partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
     The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

	Three Month Period Ended		Nine Month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008

Net income	5,866	8,948	15,475	19,949
Earnings attributable to:

Common unit holders	—	5,606	—	13,343
Subordinated unit holders	5,749	3,134	15,166	6,178
General partner unit holders	117	208	309	428
Weighted average units outstanding (basic and diluted)
Common unit holders	—	13,631,415	—	13,631,415
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	369,834	433,740	369,834	433,740
Earnings per unit (basic and diluted):
Common unit holders	$—	$0.41	$—	$1.16
Subordinated unit holders	$0.75	$0.41	$1.99	$0.81
General partner unit holders	$0.32	$0.48	$0.84	$1.09
NOTE 13— RECENT ACCOUNTING PRONOUNCEMENTS
     In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.
     In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of Navios Partners.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 141R on its consolidated financial statements
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS 160 on its consolidated financial statements.
     In March 2008, the FASB issued its final consensus on “Issue 07-4 — Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 would be effective for fiscal years that begin after December 15, 2008, and would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.
     In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Navios Partners is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.
     In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)
principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.
NOTE 14 — SUBSEQUENT EVENTS
     On October 21, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2008 of $0.385 per unit. The distribution is payable on November 7, 2008 to all holders of record of common, subordinated and general partner units on October 31, 2008. The aggregate amount of the declared distribution is $8,349.
     On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution is payable on February 12, 2009 to all holders of record of common, subordinated and general partner units on February 5, 2009. The aggregate amount of the declared distribution is $8,675.
     In January 2009 Navios Partners agreed to amend the terms of its existing credit facility. The amendment will be effective until January 15, 2010 and will provide for (a) repayment of $40.0 million in February 2009, (b) cash reserves into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009, $10.0 million on September 30, 2009; $12.5 million on December 31, 2009 and (c) margin at 2.25% . Further, the covenants will be amended (a) by reducing the minimum net worth to $100.0 million, (b) by reducing the VMC (Value Maintenance Covenant) to be below 100% using charter free values and (c) the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009, while a new VMC is introduced based on charter attached valuations that should be at 143%. The new revised covenants will be applied for 2008 year-end compliance purposes. However, if we were required to use the original loan covenants on December 31, 2008 to test compliance, we may not have been in compliance with certain covenants using charter free valuations.
     In January 2009 Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $30.5 million to be received in the first quarter of 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: January 28, 2009